FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 7, 2006

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 7, 2006	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Taiwan Stock Exchange filing dated February 6, 2006

Subject: In regards to the reports on ASE dated February 4, 2006 by Commercial Times

Regulation: Article 2-31

Date of events: 2006/02/04

Contents:

1.	Name of the reporting media: Commercial Times, Page B4

2.	Date of the report: 2006/02/04

3.	Content of the report: Commercial Times: The U.S. company Tessera Technologies, Inc. adds the Company to its patent infringement suit.

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information: The Company believes it has paid royalties to Tessera in accordance with the terms of a technology license agreement between the parties. With respect to the media reports regarding Tessera’s patent suit against the Company, the Company is carefully looking into the matter. The Company will seek legal advice and respond to the suit as appropriate.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None